Exhibit 20.1

FOR IMMEDIATE RELEASE
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                             DAVCO AGREES TO MERGER

Crofton, MD, October 21, 1997

      CROFTON, MD. (October 21, 1997) -- DavCo Restaurants, Inc. (ASE: DVC) today announced that it has executed a definitive merger agreement with DavCo Acquisition Holding Inc., for a merger transaction in which DavCo Acquisition Holding Inc. would acquire all of DavCo's issued and outstanding shares (other than shares held by DavCo Acquisition Holding Inc.) for $20 cash per share.

      As previously disclosed, DavCo Acquisition Holding Inc. is owned by an investor group that is headed by Ronald D. Kirstien, the Company's President and Chief Executive Officer, and Harvey Rothstein, Executive Vice President of the Company, and includes the Company's principal stockholder, Citicorp Venture Capital, Ltd., which currently holds approximately 48% of the Company's outstanding shares, and certain affiliates of CVC.

      The terms of the merger agreement require approval by a majority of the Company's stockholders, including approval by a majority of stockholders unaffiliated with the investor group. In addition, the merger is subject to certain conditions, including regulatory approvals and the receipt of necessary financing. The investor group has obtained a commitment from Global Alliance Finance Company, L.L.C. to provide up to $150 million of debt financing to complete the merger.

      DavCo Restaurants, Inc. is the largest franchisee of Wendy's International, Inc. The Company operates 229 Wendy's restaurants in Maryland, Northern Virginia, Washington, D.C., Metropolitan St. Louis, Central Illinois, and Nashville, Tennessee. The Company also operates 34 Friendly's Restaurants in the Mid- Atlantic market for a total of 263 restaurants.